EXHIBIT 99.2

Management's Discussion and Analysis

        Information contained in this discussion is given as of May 7, 2004, unless otherwise indicated.

Corporate Overview

        Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 15,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges. Noranda's goal is to deliver superior return to shareholders by owning, developing and efficiently managing integrated copper, nickel, zinc and aluminum operations.

Financial Summary

        The Company's functional and reporting currency was converted to U.S. dollars on July 1, 2003. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

	Quarter ended March 31,
$ millions, except per share data
	2004	2003
Results of operations
Revenues	1,653	1,056
Income generated by operating assets(1)	358	59
Net income (loss)	153	(40)
Net income (loss) per common share — diluted	0.49	(0.18)

Cash flow
Cash flow from operations	262	6
Capital Investments
Investment in growth projects	78	63
Sustaining capital expenditures	46	38

Financial position — as at	Mar. 31, 2004	Dec. 31, 2003
Cash, cash equivalents and short-term investments	737	630
Operating capital assets	4,698	4,765
Development projects	1,047	973
Total assets	8,769	8,328
Long-term debt	2,839	2,893
Shareholders' equity	2,724	2,597
Net-debt to equity ratio	41%	43%

(1)
Defined as net income before interest, corporate and general administration, research, development and exploration, minority interest, taxes, restructuring costs and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it represents the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

Financial Profile

        Noranda's consolidated assets totaled $8.8 billion as at March 31, 2004 on a book value basis compared with $8.3 billion at the end of 2003. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects as well as increased inventory investment due to the rise in metal prices. Total revenues of $1.7 billion for the first quarter of 2004, was an increase of $597 million over the same period of 2003. The increase was mainly due to stronger metals prices and higher production levels.

FINANCIAL RESULTS

        Net income was $153 million or $0.50 per common share ($0.49 per common share diluted) for the three months ended March 31, 2004. This compares to a net loss of $40 million or $0.18 per common share in the first quarter of 2003, which included an after-tax restructuring charge of $19 million and the effects of the strike at the Home smelter. Earnings per share is calculated as follows:

	First Quarter
$ millions, except per share data
	2004	2003
Net income (loss)	$153	$(40)
Deduct
Preferred share dividends	5	3
Interest on convertible debentures	1	1

Income (loss) available to common shareholders	$147	$(44)

Basic weighted average number of shares — 000s	295,070	241,560
Diluted weighted average number of shares — 000s	297,438	241,560

Basic earnings (loss) per common share	$0.50	$(0.18)

Diluted earnings (loss) per common share	$0.49	$(0.18)

        The year-over-year improved results are attributed mainly to higher metal prices, increased production and improved operating efficiencies. These were offset slightly by the impact of a stronger Canadian dollar and a three-week labour strike at the Sudbury nickel operations.

	First Quarter		Y-O-Y
Realized metal prices (US$ per pound)
	2004	2003	Change
Copper	1.17	0.76	+ 54%
Nickel	6.88	3.83	+ 80%
Zinc	0.53	0.41	+ 29%
Aluminum	0.79	0.68	+ 16%
Lead	0.41	0.24	+ 71%

        Revenues were 57% higher compared to the first quarter of 2003. The increase is attributed to higher prices for all of the metals that Noranda produces, higher sales volumes and the continuing ramp-up of the aluminum foil plant. This was slightly offset by the labour disruption at the Sudbury nickel operations.

        The cost of operations was relatively unchanged from a year ago despite higher production levels and the impact of the stronger Canadian dollar on domestic operations.

REVIEW OF OPERATIONS

Copper

        The Copper business generated income from operating assets of $139 million in the quarter, exceeding last year's first quarter result of $24 million. This was partly because last year's results included a strike at the Home smelter, but also because the average LME price for copper, excluding premiums, was $1.24 per pound for the quarter, 65% higher than the first quarter of 2003. Noranda's integrated cost to produce a pound of copper in its Copper business was $0.25 per pound in the first quarter of this year.

  •
  In 2004, mine copper production is expected to increase over the 2003 level by approximately 20% to 440,000 tonnes. The forecast increase is a result of the completion of the expansion of the Collahuasi facility, increased production at the Antamina mine following the removal of the lake sediments and production from the first phase of the Kidd Mine D project. All of these projects are on schedule to be in operation in the second half of 2004 and, as a result, copper operating earnings and net income will increase substantially from the first quarter should realized prices stay at first quarter average levels.

  •
  Mined production of 85,950 tonnes was below the 93,958 tonnes recorded in the first quarter of 2003 as higher output at the Antamina and Lomas Bayas mines were offset by expected lower grades and output at Collahuasi and a planned eight-day shutdown to complete the transition and expansion of the mine. At the Antamina mine, the removal of the lake sediment continued on plan enabling access to higher grade copper ore. Full removal is expected to be complete by the end of the second quarter, with metal output increasing at that time along with the adjusted mine plan.

  •
  Copper anode production from the Altonorte smelter surpassed the comparable quarter's level by over 55% to total 63,850 tonnes on account of the recently-completed expansion. Sulphuric acid continues to generate significant by-product revenue with prices in South America up $10 per tonne compared with 2003.

  •
  Copper cathode production from the Canadian metallurgical facilities of 111,882 tonnes was 40% higher than a year ago, as a result of productivity increases and because the comparative period included a strike at the Home smelter.

  •
  During the quarter, the Company secured additional supplies of long-term zinc concentrate for the Kidd Creek refinery. The agreement will provide the refinery with an additional 100,000 tonnes annually of precious metal-bearing zinc concentrate, which will enable it to run at full capacity with improved margins.

Nickel

        The Nickel business increased income from operating assets by 274% to $187 million over the $50 million generated in the first quarter of 2003. The average LME nickel price of $6.68 per pound was more than 75% above the first quarter average for 2003. The impact of the higher prices was partially offset by the effects of the Sudbury strike on production and costs of approximately $13 million. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.60 and $2.90, respectively (nickel integrated $2.73).

  •
  Mined nickel production totaled 19,071 tonnes during the quarter compared to 19,848 tonnes in the first quarter of 2003. At the Sudbury operations, all operating targets were achieved ahead of schedule following the return to work.

  •
  Nickel in matte production at the Sudbury smelter was 11,404 tonnes in the first three months of 2004 compared with 14,851 tonnes in the same period of 2003. The smelter will begin an eight-week maintenance shutdown starting June 14.

  •
  The Nikkelverk refinery produced 18,859 tonnes of refined nickel compared to 20,563 in the first quarter of 2003.

  •
  The 2004 forecasts are for 47,000 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

        The Zinc business generated income from operating assets of $2 million in the quarter compared to a loss of $21 million in 2003. The average LME zinc price was $0.49 per pound in the quarter, up over 35% from the average in 2003. The cash cost to produce a pound of zinc was $0.33 per pound.

  •
  Mined production of 100,254 tonnes of zinc metal exceeded the first quarter 2003 level of 96,082 tonnes as both the Brunswick and Matagami mines recorded higher production.

  •
  The Brunswick Smelter produced 25,148 tonnes of lead and set a new monthly silver production record during the period with total production of 3.1 million ounces.

  •
  The Company recently signed an agreement with Teck Cominco Limited that will enable it to earn a 50 percent interest in the Lennard Shelf zinc property in Australia by investing approximately Australian $26 million in exploration and other expenditures. The property consists of a number of lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. The mine is currently on care and maintenance but has the potential to significantly increase Noranda's zinc exposure.

  •
  Mine production for 2004 is estimated at 370,000 tonnes of zinc metal.

Aluminum

        The Aluminum business generated income from operating assets of $16 million in the quarter up from $10 million reported in the first quarter of 2003. The average LME aluminum price improved 19% year-over-year to average $0.75 for the quarter. Noranda's cash cost to produce a pound of aluminum was $0.57 per pound.

  •
  The primary smelter increased shipments to 60,745 tonnes from 59,852 tonnes in the first quarter of 2003. Value-added product sales were 8% higher in the period and accounted for 77% of total shipments.

  •
  Shipments of foil products were up 15% over last year to total 42,388 tonnes. Most of the increase was in heavy-gauge products and resulted from the continuing ramp-up at the Huntingdon West plant.

  •
  In 2004, shipments of primary aluminum and foil products are expected to total 250,000 tonnes and 175,000 tonnes, respectively.

Integrated Operations

        As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its ore. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminum(1) (Smelting)
$ millions, except as noted
	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03
Cost of operations, as reported	195	166	140	143	34	52	69	60
Non-mining costs	—	—	—	—	(20)	(19)	—	—
By-product and processing credits	(192)	(110)	(40)	(36)	(1)	(8)	(16)	(15)
Processing fee on sale of concentrates	23	22	—	—	35	27	—	—
Purchases of raw materials	—	—	—	—	—	—	24	21
Other operating and non-cash costs	22	9	15	5	13	5	—	2

Cash costs — net	48	87	115	112	61	57	77	68

Production — (000's lbs.)	193,706	212,603	42,043	43,757	183,485	178,611	134,968	134,760
Cash cost per pound — $*	0.25	0.41	2.73	2.56	0.33	0.32	0.57	0.51

(1)
Represents Primary operations only: Aluminum segment reported for Q1-04 totals $103 (Q1-03 $90) which includes foil processing costs of $34 (2003 — $30).

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of the custom feed ores varies with the prevailing price of the metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

New Production Capacity Under Development

        At Collahuasi, the move from the Ujina to Rosario deposit and the expansion of the concentrator to 110,000 tonnes per day of ore are on schedule and budget. At the end of March, the project was over 90% complete. The commissioning of the new crusher and the conveyor belt began at the end of March.

        The Kidd Creek Mine D project is advancing as planned with first ore production expected by the end of 2004 with ramp-up during the first half of 2005. Mine D will improve operational reliability and production predictability and maintain the mining rate at 2.4 million tonnes per year.

        Construction on the Montcalm nickel project in Ontario continued in the quarter, with completion expected in the first quarter of 2005. The mine's annual production of 8,000 to 9,000 tonnes will be processed at the Kidd Creek mill and INO smelter and refinery.

        During the quarter, the Company updated the estimate of the inferred resources at the Nickel Rim South deposit to 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt and significant platinum group metals. Additional surface drilling continues to define the resource, which remains open in the up-dip direction. An underground definition program was approved and site preparation for the five-year, $368-million development program was started with production expected in 2008. Once completed, a further $185 million will be required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

        Exploration is continuing at the Fraser Morgan nickel deposit, which now has an indicated resource of 3.8 million tonnes grading 1.71% nickel, 0.52% copper and 0.06% cobalt, plus inferred resources of 2.5 million tonnes grading 1.4% nickel, 0.4% copper and 0.05% cobalt. A major advantage of this deposit is that it is accessible from the existing Fraser Mine infrastructure.

        Work on the Kabanga nickel joint venture continues to advance, with efforts focused on completing the due diligence, closing documents and off-take agreements.

        At the Koniambo project in New Caledonia, the bankable feasibility study was advanced. The Company and its partners intend to be in a position to make a development decision on the project by the end of 2004.

Liquidity and Capital Initiatives

        Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Cash, cash equivalents and short-term investments increased $107 million from year-end 2003 to $737 million. Total debt was relatively unchanged at $3.3 billion. The net debt to equity ratio defined as total debt less cash and short-term investments on hand divided by the Company's capital base was reduced to 41% from 43% at year-end 2003. In the second quarter, Noranda will be retiring $300 million of maturing debt. The Company has almost $1 billion of consolidated undrawn committed bank lines. Cash generated from operations, before the net change in accounts receivables, payables and inventories was $350 million during the quarter, $241 million higher than in 2003.

        During the quarter, the Company deployed $78 million in investment projects. The expanded capacities at both the Kidd Mine D and Collahuasi copper mines are on schedule to begin production before the end of the year. For 2004, the Company's total projected capital investment is $675 million, including $400 million in new production capacity. The major components of the capital investment program are shown in the following table:

		Capital Investment $ millions
Business
	Growth Project	2003	2004F
Copper	Altonorte smelter expansion	$15	—
	Collahuasi mine	$160	$90
	Kidd Mine D	$85	$105
Nickel	Nickel Rim South	$11	$75
	Montcalm	$13	$75
	Koniambo	$23	$55
Sustaining capital		$182	$275

Total capital investments		$489	$675

F=Forecast

        Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

	Payments by year
Nature of obligation:	April to Dec. 2004	2005	2006	2007	2008	Thereafter	Total
	$ millions
Long term debt	399	530	346	139	215	1,644	3,273
Capital leases	1	1	1	1	1	8	13
Operating leases	27	29	24	20	16	38	154

Total	427	560	371	160	232	1,690	3,440

Market Review

        Copper:    LME copper prices averaged $1.24 per pound in the first quarter compared to the prior year's first quarter average of $0.75 per pound. While higher than in 2003, current prices are approximately $1.30 per pound and reached as high as $1.41 in March 2004.

        Market sentiment remains strong as all industry participants continue to feel the impact of restricted copper supply and strong demand. The effects of mine disruptions and output restrictions from some major producers continue to limit mine supply. Several smelters are operating well below capacity with a number of Asian operations announcing cutbacks in output for 2004. While China remains a key driver behind global metal demand, positive changes are also occurring in the U.S. and Japan. Total exchange inventories declined further at the end of the quarter. A 200,000-tonne producer stockpile, which was built in the latter half of 2003, has now been largely sold with physical deliveries spread throughout the first half of the year. Overall inventories are now less than three weeks of consumption, below the critical four-week threshold.

        Nickel:    LME nickel prices averaged $6.68 per pound in the first quarter. The first quarter saw evidence of increased scrap availability and destocking by traders and consumers in response to the elevated nickel price, but the underlying nickel consumption fundamentals continue to be robust. Global industrial production growth is expected to be very strong during 2004 and well into 2005, with the peak occurring at the end of 2004/early 2005. Nickel's fortunes are closely linked to stainless steel growth, which is strongly correlated to industrial production. The nickel market is expected to continue to benefit from constrained short-term supply of both primary nickel and stainless steel scrap, strong demand emanating from Chinese stainless steel expansions, and limited major greenfield nickel projects on the horizon.

        Zinc:    The zinc price recovery, which began at the end of 2003, continued into the first quarter of 2004. LME cash settlement prices climbed to a high of $0.51 per pound in February while the average for the quarter increased $0.06 to $0.49 per pound compared to the previous quarter.

        Improved demand and the positive investment outlook for base metals continue to underpin the market. LME stocks decreased during the quarter by 24,700 tonnes. Developments in China are the main features of the market. According to official statistics, Chinese imports of zinc concentrate increased 9% last year while net metal exports fell 16% since China imported a large quantity of zinc alloys to satisfy strong domestic demand. Consumption in China is estimated to have grown 11% last year, a trend that has continued into the first quarter. U.S. consumption has rebounded sharply while the growth in Asia is broadening throughout the region. New metal supply is expected to be constrained by mine output again this year and most industry experts agree that the global zinc market will be in deficit during 2004.

        Aluminum:    The LME aluminum price traded as high as $0.80 per pound during the quarter as the weaker U.S. dollar continues to provide support and fuel for the U.S. production of goods and services. Currently, the U.S. Midwest delivery premium is at its highest level in almost a decade at $0.07 per pound.

        Fundamentals for aluminum continue to improve as the U.S. order levels strengthened during the quarter and the Japanese economy is showing signs of sustained improvement. On the supply side, an estimated 350,000 tonnes of annual Chinese capacity has been taken out of production as a result of rising alumina costs and regional power constraints.

Off Balance Sheet Arrangements

        Noranda does not have any unconsolidated affiliates. The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the first quarter of 2004 and 2003 are summarized as follows:

Quarter ended March 31, 2004:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	35	12	—	16	—
Noranda Income Fund	Trading activity	—	—	8	—	6
Antamina	Trading activity	—	—	24	—	20
Other Affiliates	Power Supply Contract	—	—	32	—	—

Quarter ended March 31, 2003:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	20	11	—	8	—
Noranda Income Fund	Trading activity	—	1	18	—	7
Antamina	Trading activity	—	—	4	—	—
Other Affiliates	Trading activity	—	—	33	—	5

Critical Accounting Estimates

        Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Noranda relate to our accounting for the following items:

  •
  Property, plant and equipment

  •
  The determination of mineral reserves

  •
  Impairment assessments of long-lived assets

  •
  Amortization of property, plant and equipment

  •
  Employee future benefits

  •
  Asset retirement obligations

  •
  The determination of taxes

Property, plant and equipment

        As of March 31, 2004, Property, plant and equipment with a carrying value of $4.5 billion, represented 52% of total assets of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves

        One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable ore reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment assessments of long-lived assets

        We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no impairment losses on long-lived assets recorded in 2003 and the first quarter of 2004. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

        In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment

        The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. Mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures are amortized over periods not exceeding the lives of the producing mines and properties.

        The most critical estimates which impact the above accounting policy is the estimated quantity of proven and probable mineral reserves which is the underlying basis for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits

        Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

        Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long-term.

        For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

        We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $8 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $9 million increase or decrease in the pension expense.

Asset retirement obligations

        As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of March 31, 2004 was $412 million.

        The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

        Critical estimates and judgement were made by management in the determination of the fair value of our obligation. Cash outflows to settle these obligations will be incurred during periods ranging from 1 to 60 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period to period.

Income and mining taxes

        The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretation differs from those of tax authorities or if the timing of reversals is not anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations

        Under the previous standard, costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the new standard, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose is recorded. Provisions recorded under the prior standard are reversed to retained earnings. The capital asset is depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation is accreted and charged to earnings. This standard is applied retroactively with restatement of prior years.

        As of January 1, 2003 the cumulative impact of the adoption of the standard was to decrease retained earnings by $27 million, increase capital assets by $70 million,, increase the asset retirement obligation by $97 million, decrease future income taxes by $5 million and increase interest of other shareholders by $5 million. The adoption of the new standard had a negligible impact to the first quarter of 2003 and change to earnings of $11 million for the year 2003.

Hedging relationships

        As of January 1, 2004 the corporation adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Corporation's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on January 1, 2004 Noranda recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $68 million and $40 million, for those contracts in a gain and loss position, respectively. Amortization of $1 million of this deferred gain was amortized into income during the quarter ended March 31, 2004. Noranda recorded a mark-to-market gain of $5 million for the quarter ended March 31, 2004.

        The impact of this standard on our energy price positions was not material.

Financial Instruments and Other Instruments

        Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

        Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda hedges up to 50% of its current year Canadian dollar operating cost and 25% of the subsequent year. Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

	2004		2005 & beyond		Totals as at March 31, 2004
$ millions	Amount Cdn$	Rate	Amount Cdn$	Rate	Amount Cdn$	Rate	Unrealized Gain/(loss) US$	YTD Realized Gain/(loss) US$
Noranda	$171	1.5120	$236	1.5022	$407	1.5063	$38	$6
Falconbridge	$246	1.5489	$274	1.3835	$521	1.4572	$38	$19

Total	$417	1.5338	$510	1.4384	$928	1.4787	$76	$25

Commodity price exposure

        Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate management

        Noranda also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below:

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	112

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at March 31, 2004 was $33 of which $22 related to the currency component of the swap and $11 related to the interest component.

(2)
Includes the fair value of $33 related to the cross currency interest rate swap discussed above.